Exhibit 99.1

Corporación América Airports S.A. Reports June 2026 Passenger Traffic

Total passenger traffic down 4.1% YoY

International passenger traffic up 2.8% YoY; down 4.3% YoY in Argentina

Net negative temporary effect from FIFA World Cup

Luxembourg, July 17, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today a 4.1% year-on-year (YoY) decrease in passenger traffic in June 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)

Statistics	Jun'26	Jun'25	% Var.	YTD’26	YTD’25	% Var.
Domestic Passengers (thousands)	2,970	3,395	-12.5%	20,237	21,066	-3.9%
International Passengers (thousands)	2,913	2,833	2.8%	17,763	16,200	9.6%
Transit Passengers (thousands)	719	656	9.6%	4,365	3,788	15.2%
Total Passengers (thousands)	6,602	6,885	-4.1%	42,364	41,054	3.2%
Cargo Volume (thousand tons)	28	31	-9.1%	194	193	0.5%
Total Aircraft Movements (thousands)	67	71	-5.7%	422	421	0.4%

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic decreased by 4.1% in June compared to the same month in 2025. Domestic traffic declined by 12.5% year over year, primarily due to lower traffic in Argentina. International traffic increased by 2.8%, with all operating countries posting year-over-year growth except Argentina. Overall traffic performance was supported by double-digit year-over-year growth in Armenia and continued growth in Italy, Brazil, and Uruguay, offset by declines in Argentina and Ecuador.

In Argentina, total passenger traffic declined by 13.0% year over year in June, reflecting lower domestic and international traffic volumes. Domestic traffic decreased by 18.0% year over year, primarily driven by reduced capacity at Flybondi, which operated only three aircraft during the month—representing approximately 30% of its originally scheduled fleet—as well as lower capacity at Aerolíneas Argentinas following fuel price increases. Meanwhile, JetSMART recorded year-over-year passenger growth despite scheduled maintenance affecting part of its fleet. The top three domestic destinations were Bariloche, Córdoba, and Mendoza, all with load factors exceeding 80%. International traffic declined by 4.3% year over year. While seat capacity remained broadly stable compared to June 2025, the load factor decreased by three percentage points. Regional capacity declined across most markets, mainly reflecting capacity adjustments by Aerolíneas Argentinas and GOL. June traffic was also affected by the FIFA World Cup, which had a temporary dampening effect on leisure and business travel as passengers postponed or adjusted their travel plans. The top three international destinations during the month were Santiago de Chile, São Paulo, and Madrid.

In Italy, passenger traffic increased by 4.0% year over year, reflecting growth across both the international and domestic segments. International traffic, which represented more than 80% of total passenger volumes, grew by 4.7%, supported by strong demand at both airports, led by Pisa International Airport. Domestic traffic also expanded, rising by 1.7%, with positive contributions from both Pisa and Florence airports.

In Brazil, total passenger traffic increased by 3.9% year over year. Domestic traffic, which accounted for almost 55% of total traffic, declined slightly by 0.8% year over year, while transit passengers increased by a strong 10.5% year over year. Brasília International Airport continues to benefit from its position as a key secondary hub within the domestic network.

In Uruguay, total passenger traffic, predominantly international, increased slightly by 0.3% year over year. Among other developments, Azul Linhas Aéreas Brasileiras recently launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

In Ecuador, passenger traffic declined by 4.1% year over year, as ongoing security concerns continued to weigh on travel demand. International traffic increased by 3.4%, supported by strong demand on U.S. routes, the launch of new services by Avianca, JetBlue, and LATAM Airlines, and additional frequencies operated by American Airlines. Domestic traffic, however, declined by 10.8% year over year, as elevated airfares continued to constrain demand, compounded by reduced operations on the Guayaquil–Quito route.

In Armenia, passenger traffic increased by a robust 16.0% year over year despite disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region. However, the impact proved to be more limited than initially expected, as strong demand from Western and Eastern Europe, Asia, and Russia continued to support overall traffic growth. In addition, the new Wizz Air base at Zvartnots International Airport, launched in late 2025, together with several new airlines and destinations, continued to support the airport's strong performance.

Cargo Volume and Aircraft Movements

Cargo volume, decreased by 9.1% year over year, with declines in all countries of operation. By country, performance was as follows: Argentina (-4.9%), Armenia (-17.1%), Brazil (-27.0%), Italy (-7.8%), Ecuador (-6.0%), and Uruguay (-1.9%). Argentina, Brazil, and Uruguay accounted for nearly 80% of total cargo volumes in June.

Aircraft movements declined by 5.7% year over year, as positive contributions from Armenia and Italy, were more than offset by declines in Ecuador, Brazil, Argentina, and Uruguay. Performance by country was as follows: Armenia (+14.3%), Italy (+2.1%), Brazil (-1.4%), Uruguay (-7.1%), Argentina (-11.8%), and Ecuador (-1.6%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in June.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

	Jun'26	Jun'25	% Var.	YTD'26	YTD'25	% Var.
Passenger Traffic (thousands)
Argentina	2,991	3,438	-13.0%	22,814	22,805	0.0%
Italy	1,058	1,017	4.0%	4,794	4,525	5.9%
Brazil	1,408	1,354	3.9%	8,389	7,768	8.0%
Uruguay	164	163	0.3%	1,210	1,177	2.8%
Ecuador	361	377	-4.1%	2,411	2,303	4.7%
Armenia	620	535	16.0%	2,748	2,477	10.9%
TOTAL	6,602	6,885	-4.1%	42,364	41,054	3.2%

Cargo Volume (tons)
Argentina	16,285	17,132	-4.9%	105,242	101,235	4.0%
Italy	941	1,021	-7.8%	5,357	6,365	-15.8%
Brazil	3,297	4,518	-27.0%	29,000	30,676	-5.5%
Uruguay	2,877	2,933	-1.9%	16,647	17,584	-5.3%
Ecuador	2,804	2,982	-6.0%	16,777	18,421	-8.9%
Armenia	2,273	2,742	-17.1%	21,025	18,835	11.6%
TOTAL	28,477	31,328	-9.1%	194,048	193,116	0.5%
Aircraft Movements
Argentina	32,460	36,809	-11.8%	229,251	232,386	-1.3%
Italy	9,549	9,355	2.1%	42,907	41,072	4.5%
Brazil	12,348	12,520	-1.4%	74,737	71,945	3.9%
Uruguay	2,114	2,276	-7.1%	17,452	17,663	-1.2%
Ecuador	6,381	6,488	-1.6%	37,677	38,508	-2.2%
Armenia	4,480	3,918	14.3%	20,366	19,086	6.7%
TOTAL	67,332	71,366	-5.7%	422,390	420,660	0.4%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716